United States securities and exchange commission logo





                              February 24, 2021

       Avanish Vellanki
       Chief Executive Officer
       Rain Therapeutics Inc.
       8000 Jarvis Avenue, Suite 204
       Newark, CA 94560

                                                        Re: Rain Therapeutics
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
29, 2021
                                                            CIK No. 0001724979

       Dear Mr. Vellanki:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 29, 2021

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to
potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
retain copies of the communications.
       Overview, page 1

   2. We note your statement that you are a "late clinical-stage" precision oncology company.
                                                        However, we also note
that you have conducted no clinical trials to date and are relying on data from one Phase 1
trial conducted by a third party. Please provide support for your
 Avanish Vellanki
FirstName LastNameAvanish     Vellanki
Rain Therapeutics Inc.
Comapany24,
February  NameRain
            2021       Therapeutics Inc.
February
Page 2 24, 2021 Page 2
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         characterization of the company as a "late" clinical stage company or revise the reference throughout the prospectus.
Prospectus Summary
Our Development Pipeline, page 2

3. We note your pipeline table on pages 4 and 64. We also note the following statement on page 10: "We have no significant experience as a company in initiating, conducting or completing clinical trials, including global late-stage clinical trials. In particular, Daiichi
         Sankyo conducted the Phase 1 trial for our lead product candidate, RAIN-32, prior to our in-license of RAIN-32 in September 2020." Based on this statement, your pipeline table does not accurately portray the company's role in the trials shown or the actual progress to date of the candidates. Please revise the table to only reflect completed trials in the phase columns, removing planned trials as progress bars, and clearly source the completed Phase 1 trial to Daiichi Sanky. In relation to planned trials, this information is appropriate in the narrative but as currently depicted in the table implies further progress in the development pipeline than is the case.
Industry and Market Data, page 38

4. You state that you have not independently verified the third-party data set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Determination of Fair Value of Common Stock, page 61

5. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business
Overview, page 63

6. Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statements: that your lead product candidate, RAIN-32, has "the potential for
 Avanish Vellanki
FirstName LastNameAvanish     Vellanki
Rain Therapeutics Inc.
Comapany24,
February  NameRain
            2021       Therapeutics Inc.
February
Page 3 24, 2021 Page 3
FirstName LastName
         a best-in-class profile" on pages 64 and 68; and that your other RAD52 inhibitor candidates are a "potential first-in-class program" on page 82. Executive Compensation, page 116

7. We note that you have only provided executive compensation information for the company's CEO and CSO. In addition, we note you have not included Nelson Cabatuan, the company's CFO. Please advise us how your disclosure complies with Item
         402(m)(2)(ii) and (iii) of Regulation S-K.
Principal Stockholders, page 126

8. Please expand your beneficial ownership table and related disclosure to provide beneficial ownership disclosure for your principal financial officer, Nelson Cabatuan. Refer to Items
         403(b) and 402(a)(3) of Regulation S-K for guidance.
Certain Relationships and Related Transactions
Related Party Transactions, page 127

9. Please file the following agreements disclosed on pages 129 as exhibits to your registration statement, refer to Item 601(b(10)(ii)(A) of Regulation S-K for guidance:
             Amended and Restated Voting Agreement; and
             Amended and Restated Right of First Refusal and Co-Sale Agreement. Description of Capital Stock
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and
Restated Bylaws and Delaware Law
Exclusive Forum Selection Clause, page 134

10. We note that your forum selection provision identifies the Court of Chancery in the
         State of Delaware as the exclusive forum for certain litigation, including any
         "derivative action." We further note that, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of
         Delaware will be the exclusive forum for certain actions. Please expand to clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange
         Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please ensure that the exclusive forum provision in your
         Amended and Restated Certificate of Incorporation states this clearly, or tell us how you
 Avanish Vellanki
Rain Therapeutics Inc.
February 24, 2021
Page 4
      will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameAvanish Vellanki
                                                             Division of
Corporation Finance
Comapany NameRain Therapeutics Inc.
                                                             Office of Life
Sciences
February 24, 2021 Page 4
cc:       Ryan A. Murr
FirstName LastName